6031 Connection Drive

Suite 400

Irving, TX 75039

Phone: 214.880.3500

October 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Suying Li and Angela Lumley

Re: Builders FirstSource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 2.02 Form 8-K dated August 6, 2024

File No. 001-40620

This letter sets forth the response of Builders FirstSource, Inc. (the “Company”) to the comment letter dated October 15, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2023 and the Company’s current report on Form 8-K dated August 6, 2024 and the earnings release included as exhibit 99.1 thereto (the “Prior Earnings Release”). For your convenience, each of the Staff’s comments has been repeated below in its entirety in bold italicized font, with the Company’s response to each such comment set out immediately underneath it.

Please note that we are filing this response letter via EDGAR submission.

Item 2.02 Form 8-K dated August 6, 2024

Exhibit 99.1

Second Quarter 2024 Highlights, page 1

1.
You discuss the change in adjusted EBITDA margin in this section and in "Second Quarter 2024 Financial Performance Highlights" below without a discussion of the change in its most directly comparable GAAP measure, net income as a percentage of net sales. Please revise your disclosure to disclose the change in net income as a percentage of net sales with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We respectfully acknowledge the Staff’s comment. In future earnings releases, when we discuss a change in a non-GAAP measure, including adjusted EBITDA margin, we will include a discussion of the change in the most directly comparable GAAP measure, including, in this instance, net income as a percentage of net sales. An example of our proposed revised disclosure based on the Prior Earnings Release is as follows:

Under the heading “Second Quarter 2024 Highlights” we will include a revised disclosure by adding the underlined sentence below:

•
Net income decreased 15.0% to $344.1 million, or $2.87 per diluted share compared to $3.16 per diluted share in the prior year period, which is a 9.2% decline in net income per diluted share. Net income as a percent of net sales decreased by 120 basis points to 7.7%.

Under the heading “Second Quarter 2024 Highlights” we will add the following new bullet below under the subheading “Net Income”

•
Net income as a percentage of net sales declined by 120 basis points from the prior year period to 7.7%, primarily due to lower gross profit margins, partially offset by lower operating expenses and income tax expenses.

Reconciliation of Adjusted Non-GAAP Financial Measures to their GAAP Equivalents, page 4

2.
You present a subtotal for adjusted net income in the reconciliation to adjusted EBITDA. Please remove the subtotal, weighted average diluted common shares, and diluted adjusted net income per share from the reconciliation to Adjusted EBITDA. Please present a separate reconciliation from GAAP net income to adjusted net income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. In future earnings releases, we will present separate reconciliations of GAAP net income to adjusted net income and of GAAP net income to adjusted EBITDA. An example of our proposed revised disclosure based on the Prior Earnings Release is set forth below. The proposed revised disclosure removes the subtotal, weighted average diluted common shares, and diluted adjusted net income per share from the reconciliation to Adjusted EBITDA and only presents it as part of the reconciliation of GAAP net income to adjusted net income as follows:

Reconciliation of GAAP Net Income to Adjusted Net Income

Reconciliation of GAAP Net Income to Adjusted EBITDA

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES
Reconciliation of GAAP Net Income to Adjusted EBITDA
(unaudited)

(in millions)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Twelve Months Ended June 30, 2024
Reconciliation to Adjusted EBITDA:					
GAAP net income	$ 344.1	$ 404.6	$ 602.9	$ 738.4	$ 1,405.0
Interest expense, net	52.0	52.3	100.4	94.4	197.3
Income tax expense	117.5	149.0	205.7	264.5	492.5
Depreciation expense	62.3	54.1	122.8	106.1	239.3
Amortization expense	81.0	84.8	160.9	169.4	327.2
Stock compensation expense	16.7	12.4	33.6	23.4	58.7
Acquisition and related expense	1.9	21.9	2.5	27.9	5.6
Technology implementation expense	17.5	16.0	27.3	26.1	82.6
Debt issuance and refinancing cost	-	0.7	-	0.7	-
Tax-effect of adjustments to net income	(24.1)	(29.6)	(45.8)	(53.8)	(99.7)
Other management-identified adjustments (1)	0.8	2.6	0.3	3.4	0.9
Adjusted EBITDA	$ 669.7	$ 768.8	$ 1,210.6	$ 1,400.5	$ 2,709.4
Adjusted EBITDA margin	*15.0%*	*17.0%*	*14.5%*	*16.6%*	*15.9%*

(1) Primarily relates to severance, net gain/loss on sale of assets, and other one-time costs.

Financial Data, page 4

3.
Your presentation of adjusted SG&A as a % of sales appears to be a non-GAAP financial measure. Please present a reconciliation of this non-GAAP measure to its most directly comparable GAAP measure as required in Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. In future earnings releases, we will present a reconciliation of GAAP SG&A expenses to adjusted SG&A expenses, including a presentation of the non-GAAP financial measure Adjusted SG&A expense as a percentage of sales.

An example of our proposed revised disclosure based on the Prior Earnings Release is as follows:

Reconciliation of GAAP Selling, General & Administrative Expenses to Adjusted Selling, General & Administrative Expenses

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES
Reconciliation of GAAP Selling, General & Adminstrative Expenses to to Adjusted Selling, General & Adminstrative Expenses
(unaudited)

(in millions)	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Reconciliation to Adjusted SG&A Expenses:				
GAAP SG&A expense	$ 973.2	$ 1,017.9	$ 1,899.5	$ 1,922.1
Depreciation expense	(43.4)	(39.6)	(85.4)	(77.5)
Amortization expense	(78.3)	(84.8)	(155.5)	(169.4)
Stock compensation expense	(16.7)	(12.4)	(33.6)	(23.4)
Acquisition and related expense	(1.9)	(21.9)	(2.5)	(27.9)
Technology implementation expense	(17.5)	(16.0)	(27.3)	(26.1)
Other management-identified adjustments (1)	(0.8)	(2.6)	(0.3)	(3.4)
Adjusted SG&A expenses	$ 814.6	$ 840.6	$ 1,594.9	$ 1,594.4
GAAP SG&A expense as a % of net sales	21.8%	22.5%	22.8%	22.8%
Adjusted SG&A expense as a % of net sales	18.3%	18.6%	19.1%	19.0%

(1) Primarily relates to severance, net gain/loss on sale of assets,

4.
It appears that you present a reconciliation from adjusted EBITDA to adjusted net income, both are non-GAAP financial measures. Please revise your disclosure to reconcile the non-GAAP financial measures to their most directly comparable GAAP measure, GAAP net income, in accordance with Item 10(e)(1)(i)(B) of Regulation SK.

Response: We respectfully acknowledge the Staff’s comment. In future earnings releases, we will present separate reconciliations of GAAP net income to adjusted net income and of GAAP net income to adjusted EBITDA as illustrated in the response to comment number 2 above.